Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM
Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

May 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 198/ 2002**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2002
  Date: April 29, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2002

SSA 198/ 2002

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2002

To : The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to report on the resolutions made at the Annual General Meeting of Shareholder for the Year 2002 held on April 29, 2002 at 9.00 a.m. at the Presentation Room, 1st floor, 41/103 Rattanathibet Road, Nonthaburi. The details of the resolutions are as follows:

1. Certified the Minutes of the Extraordinary General Meeting No. 1/2001 held on December 19, 2001.

2. Certified the Board of Directors' report for the fiscal year 2001.

3. Approved the Company's balance sheets, profit and loss statements, and cash flow statements of the year 2001 ended December 31, 2001.

4. Approved the unallocated net profit for legal reserves and the dividend omissions for the fiscal year beginning January 1, 2001 to December 31, 2001 as the Company still has an accumulated loss.

5. Approved the appointment of directors to replace the retiring ones, and designate limit of the authorized signatories as follows:

   5.1 The retiring directors due to cease of their tenure are as follows:
   - Mr. Reanchai Reawvilaisuk
   - Mr. Dumrong Kasemset (Ph.D.)
   - Mrs. Charintorn Wongputorn

   5.2 The retiring directors having been re-appointed are as follows:
   - Mr. Reanchai Reawvilaisuk
   - Mr. Dumrong Kasemset (Ph.D.)
   - Mrs. Charintorn Wongputorn

   5.3 The members of the Board of Directors are as follows:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director

- Mr. Hiran Radeesri — Chairman of the Audit Committee
- Mrs. Nillaya Malakul Na Ayudhaya — Member of the Audit Committee
- Mrs. Charintorn Vongspootorn — Member of the Audit Committee

5.4 The authorized signatories are as follows:

"Mr.Dumrong Kasemset (Ph.D.), Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed"

5.5 The Directors' remuneration is determined within the limit of Baht 5,000,000.

6. Approved the re-appointment of the whole Audit Committees whose tenure has ended are as follows:

   - Mr. Hiran Radeesri — Chairman of the Audit Committee
   - Mrs. Nillaya Malakul Na Ayudhaya — Member of the Audit Committee
   - Mrs. Charintorn Vongspootorn — Member of the Audit Committee

7. Approved the appointment of three auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2002 as follows:

   - Mr. Prasan chuapanic — CPA. No. 3051
   - Mr. Suchart Luengsurasawat — CPA. No. 2807
   - Miss Nangnoi Charoenthavesub — CPA. No. 3044

One of these three persons will be responsible for conduct on audit and giving comments on the Company's financial statements. The Audit fee for the year 2002 is determined within the limit of Baht 650,000.

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2002

SSA 198/ 2002

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholder for the Year 2002

To : The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to report on the resolutions made at the Annual General Meeting of Shareholder for the Year 2002 held on April 29, 2002 at 9.00 a.m. at the Presentation Room, 1st floor, 41/103 Rattanathibet Road, Nonthaburi. The details of the resolutions are as follows:

1. Certified the Minutes of the Extraordinary General Meeting No. 1/2001 held on December 19, 2001.

2. Certified the Board of Directors' report for the fiscal year 2001.

3. Approved the Company's balance sheets, profit and loss statements, and cash flow statements of the year 2001 ended December 31, 2001.

4. Approved the unallocated net profit for legal reserves and the dividend omissions for the fiscal year beginning January 1, 2001 to December 31, 2001 as the Company still has an accumulated loss.

5. Approved the appointment of directors to replace the retiring ones, and designate limit of the authorized signatories as follows:

   5.1 The retiring directors due to cease of their tenure are as follows:
   - Mr. Reanchai Reawvilaisuk
   - Mr. Dumrong Kasemset (Ph.D.)
   - Mrs. Charintorn Wongputorn

   5.2 The retiring directors having been re-appointed are as follows:
   - Mr. Reanchai Reawvilaisuk
   - Mr. Dumrong Kasemset (Ph.D.)
   - Mrs. Charintorn Wongputorn

   5.3 The members of the Board of Directors are as follows:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mr. Somprasong Boonyachai	Director
- Mrs. Siripen Sitasuwan	Director
- Mrs. Nongluck Phinainitisart (Ph.D.)	Director